UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 19, 2010

Commission File Number: 000-14740

North American Nickel Inc. (formerly Widescope Resources Inc.) ———————————————————————————————————
(Translation of registrant’s name into English)

British Columbia ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Suite 208 828 Harbourside Drive North Vancouver, BC V7P 3R9
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

We reported today that further to our April 6, 2010 announcement the Company has changed its name to North American Nickel Inc. and commencing April 20, 2010 its common shares will be consolidated on a one-new for two-old basis.

The Company has filed the required documentation with FINRA to effect the name change and reverse split within their system, but as of now they have not issued the new trading symbol. Until such time as a new trading symbol is issued the common shares will continue to trade on a non-consolidated basis under the old symbol “WSCRF”.

Exhibit 3.1 contains our Certificate of Name Change
Exhibit 3.2 contains our Notice of Articles Altered
Exhibit 99.1 contains our press release issued today

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

North American Nickel Inc. (formerly Widescope Resources Inc.)

Date: April 19, 2010	By:	Douglas E. Ford
	Name:	Douglas E. Ford
	Title:	Director

EXHIBIT INDEX

Exhibit No.	Description

3.1	Name Change Certificate
3.2	Notice of Articles Altered
99.1	April 19, 2010 Press Release